CINCINNATI BELL INC.

221 East Fourth Street

Cincinnati, Ohio 45202

(513) 397-9900

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

October 3, 2017

Cincinnati Bell Inc.

Registration Statement on Form S-4

File No. 333-220013

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cincinnati Bell Inc., a corporation organized and existing under the laws of the State of Ohio (the “Company”), hereby requests that the effectiveness of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 9:00 a.m., New York City time, on October 5, 2017, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Robert I. Townsend, III at (212) 474-1964 or O. Keith Hallam, III at (212) 474-1458, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

CINCINNATI BELL INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President and General Counsel